Television Broadcasts Limited
電視廣播有限公司

7 November 2008

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

SUPPL

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sir,

TELEVISION BROADCASTS LIMITED (the "Company")
Announcement of Unusual Movement in Share Price

Enclosed please find a copy of the above captioned announcement of the Company dated 6 November 2008 for your record.

Yours faithfully,

Adrian Mak
Company Secretary

08005983

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 00511

ANNOUNCEMENT

UNUSUAL MOVEMENT IN SHARE PRICE

This statement is made by Television Broadcasts Limited (the "Company") at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

We have noted the increase in the price of the shares of the Company on 6 November 2008, and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), and neither is the board of directors (the "Board") of the Company aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 6 November 2008

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M.* (Executive Chairman)
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE Look Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin (Alternate Director to Christina Lee Look Ngan Kwan)

END